UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K
(Mark one)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 000-24931
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
S1 CORPORATION 401(k) SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
S1 Corporation
705 Westech Drive
Norcross, Georgia 30092

S1 CORPORATION 401(k) SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm
The Plan Administrators of the
S1 Corporation 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of S1 Corporation 401(k) Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules as of and for the year ended December 31, 2009 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Smith & Howard
Atlanta, Georgia
June 22, 2010

S1 CORPORATION 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2009 and 2008

	December 31,
	2009	2008

Assets
Investments, at fair value	$38,509,324	$24,614,800
Registered investment funds
Common/collective trust funds	7,627,928	7,010,178
S1 Corporation common stock	2,855,567	3,783,523
Participant loans	485,072	430,181

	49,477,891	35,838,682

Net assets available for benefits, at fair value	49,477,891	35,838,682
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(93,772)	(5,508)

Net assets available for benefits	$49,384,119	$35,833,174

The accompanying notes are an integral part of these financial statements.

S1 CORPORATION 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2009

Additions

Investment income
Interest and dividend income	$562,480
Interest on participant loans	29,803
Net appreciation in fair value of investments	9,911,029

Total investment income	10,503,312

Contributions
Participants	4,663,369
Employer	958,267
Rollovers from other plans	114,335

Total contributions	5,735,971

Total additions	16,239,283

Deductions

Benefits paid to participants	(2,688,221)
Administrative expenses	(117)

Total deductions	(2,688,338)

Net increase in assets available for benefits	13,550,945

Net assets available for benefits, beginning of the year	35,833,174

Net assets available for benefits, end of the year	$49,384,119

The accompanying notes are an integral part of these financial statements.

S1 CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE 1—DESCRIPTION OF THE PLAN
The following is a brief description of the S1 Corporation 401(k) Savings Plan (the “Plan”). Reference should be made to the Plan document for a more complete description of the Plan’s provisions.
General. The Plan, which commenced on July 1, 1996, is a defined contribution plan covering all eligible employees of S1 Corporation and its subsidiaries (the “Company”). Employees are eligible to participate immediately upon hire. Enrollment in the Plan occurs as soon as administratively feasible. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Contributions. Participants may contribute from 1% to 50% of their pretax earnings, within regulatory limits or participants may elect to make after-tax contributions to the Plan starting in 2009. Rollover contributions from other qualified plans are permitted. The Company matches 50% of employee deferrals up to 4% of eligible compensation. The Company has the right, under the Plan, to discontinue or modify its matching contributions at any time. All of the Company’s matching contributions are made in cash.
Rollovers from Other Plans. Transfers of account balances from other qualified retirement plans by employed participants are presented as “Rollovers from other plans” in the Statement of Changes in Net Assets Available for Benefits.
Participant Accounts. All contributions made to the selected investment funds are participant directed. Each participant’s account is credited or charged with the participant’s contribution and allocations of (a) the Company’s contribution, and (b) Plan earnings (losses). Matching contributions are allocated based on employee contributions. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments. Upon enrollment in the Plan, participants may direct contributions to various investment options, including mutual funds, common/collective trusts and S1 Corporation common stock. Participants may change their investment allocation, as well as elections on future participant contributions, at any time. Investment transfers from the S1 Corporation common stock fund are subject to certain restrictions, as defined in the Plan document. The Plan allocates earnings (losses) to participants based on the ratio of the participant’s account balance in each investment fund to the total of all participants’ account balances in each investment fund. Earnings (loss) allocations to participant accounts occur at various intervals throughout the year and depend on the funds in which the participant has invested. For a description of the Plan’s investment options, participants should refer to each fund’s most current prospectus.
Vesting: Participants vest immediately in their contributions plus or minus any earnings or losses thereon. Company contributions plus or minus any earnings or losses thereon vest at a rate of 25% per year based upon years of service. Participants also become fully vested in Company contributions upon early retirement age, total and permanent disability, or death.
Distribution of Benefits. Participants who separate from service for any reason other than retirement and whose value of all vested accounts is $1,000 or less will have the value of their vested accounts distributed to them in a lump sum. If the vested account balance is greater than $1,000, the participant may elect to receive a lump sum distribution, make a rollover distribution, or delay receiving the distribution until normal retirement age. Distribution of benefits to retired participants can be made in either a lump sum or periodic payments. If participants die before receiving a distribution of their accounts, the full amount of their accounts will be paid to their designated beneficiaries.

S1 CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
The net assets of the Edify Corporation employee retirement plan were merged into the Plan during January 2000. Former Edify Corporation employees who had account balances as of December 31, 1999, are subject to special provisions. If the participant is married on the date benefit distributions are to begin, the participant will automatically receive a joint and survivor annuity, unless he or she elects otherwise. If the participant is single on the date benefit distributions are to begin, the participant will receive a single life annuity, unless he or she elects otherwise. Participants may make a written election to waive the annuity form of payment during the 90-day period before the annuity is to begin.
Participant Loans. Participants may borrow at a minimum $1,000 and at a maximum the lesser of (a) $50,000 reduced by the participants’ highest outstanding Plan loan balance during the 12 months preceding the date of the participant loan, or (b) one-half of the present value of the participants’ vested interest in their accounts. Interest on the participant loans is 1% over the prime rate on the first business day of the month in which the loan is issued. Participants may have only one loan outstanding at any time.
Forfeitures. Participants forfeit the nonvested portion of the employer matching contributions upon the earlier of (a) the distribution of the vested portion of their accounts, or (b) when the participant incurs five consecutive years of a break in service. Forfeitures can be used by the Company to pay administrative expenses or to reduce employer contributions. Forfeitures of approximately $65,000 were used to reduce employer contributions in 2009. As of December 31, 2009, approximately $46,000 in forfeitures were available to be used in the future.
Administrative Expenses. The plan administrative and record keeping expenses are subsidized by the revenue sharing paid to the trustee from the mutual funds offered in the plan. Also, several participants have elected to have managed accounts for which fees of $117 were paid for the year ended December 31, 2009.
NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
New Accounting Pronouncements. In June 2009, the Financial Accounting Standards Board (“FASB”) issued a pronouncement establishing the FASB Accounting Standards Codification (“ASC”) as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with generally accepted accounting principles in the United States (“GAAP”). The standard is effective for financial statements issued for periods ending after September 15, 2009.
In September 2009, the FASB issued ASC Update 2009-12, “Fair Value Measurements and Disclosures (Topic 820) — Investment in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent)”. This update provides guidance on estimating the fair value of a company’s investments in investment companies when the investment does not have a readily determinable fair value. It permits the use of the investment’s net asset value as a practical expedient to determine fair value. This guidance also required additional disclosure of the attributes of these investments such as: (i) the nature of any restrictions on the reporting entity’s ability to redeem its investment; (ii) unfunded commitments; and (iii) investment strategies of the investees. This guidance is effective for periods ending after December 15, 2009. The adoption is not expected to have a material impact on the Plan’s financial statements.

S1 CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
In January 2010, the FASB issued ASC Update 2010-06, “Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements”. This guidance requires: (i) separate disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances, and net settlements within Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years. When adopted, this guidance is not expected to impact our financial statements since this is a disclosure enhancement.
Basis of Presentation. The financial statements of the Plan have been prepared in accordance with GAAP.
Investment Valuation. The investment funds are stated at fair value in the Statements of Net Assets Available for Benefits. The shares of S1 Corporation common stock are valued at quoted market prices at year-end. Participant loans are valued at the amount of unpaid principal, which approximates fair value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. Refer to Note 3 for disclosures provided for fair value measurements of plan investments.
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is a relevant measurement attribute to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
Net appreciation (depreciation) in fair value of investments, including realized gains and losses, represents the change in fair value during the year and realized gains and losses on investments sold or distributed during the year.
Use of Estimates. The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Payment of Benefits. Benefits are recorded when paid.
Risks and Uncertainties. The Plan invests in various securities. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participant account balances.
Subsequent Events. We have evaluated subsequent events for potential recognition and/or disclosure through the date that these financial statements were issued.

S1 CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE 3—FAIR VALUE MEASUREMENTS
GAAP defines fair value, establishes a framework for measuring fair value, expands disclosures about fair value measurements, and establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value. These tiers include: Level 1 which is defined as observable inputs such as quoted prices in active markets; Level 2 which is defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3 which is defined as unobservable inputs in which little or no market data exists therefore requiring an entity to develop its own assumptions.
The following tables summarize the assets carried at fair value measured on a recurring basis as of December 31, 2009 and 2008:

		Fair Value Measurements at December 31, 2009 Using
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
	Carrying	Identical Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
Registered Investments:
Mutual funds	$38,305,433	$38,305,433	$—	$—
Money market funds	203,891	203,891	—	—
S1 Corporation common stock	2,855,567	2,855,567	—	—
Common/collective trust funds	7,627,928	—	7,627,928	—
Participant loans	485,072	—	—	485,072

Total investments measured at fair value	$49,477,891	$41,364,891	$7,627,928	$485,072

		Fair Value Measurements at December 31, 2008 Using
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
	Carrying	Identical Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
Registered Investments:
Mutual funds	$24,523,064	$24,523,064	$—	$—
Money market funds	91,736	91,736	—	—
S1 Corporation common stock	3,783,523	3,783,523	—	—
Common/collective trust funds	7,010,178	—	7,010,178	—
Participant loans	430,181	—	—	430,181

Total investments measured at fair value	$35,838,682	$28,398,323	$7,010,178	$430,181

The valuation methodology used to measure the fair value of the mutual funds, money market funds and S1 Corporation common stock were derived from quoted market prices as substantially all of these instruments have active markets.

S1 CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
The common/collective trust funds consist of two funds: SunTrust Retirement 500 Index Fund Class B (the “Index Fund”) and the SunTrust Retirement Stable Asset Fund (the “Asset Fund”). The Index Fund is a fund in which the investments correspond to the price and yield performance of publicly traded stocks as represented by the Standard and Poor’s 500 Composite Stock Price Index. The Asset Fund was established for employee benefit plans and primarily invests in investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products (synthetic GICs and collective trust funds) with similar characteristics. The Asset Fund’s investments in collective investment trust funds are carried at net asset value. Short-term investments with an original maturity of sixty days or less are valued at their amortized cost. The Asset Fund’s investment contracts are carried at contract value.
Participant loans, all of which mature by the end of 2020 and are secured by vested account balances of the borrowing participants, were valued at their carrying balance, which approximates fair value.
Methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009 and 2008:

	Fair Value Measurements at Reporting Date
	Using Significant Unobservable Inputs (Level 3)
	2009	2008
Participant Loans:
Beginning balance	$430,181	$458,124
Issuances and repayments, net	54,891	(27,943)

Ending balance	$485,072	$430,181

S1 CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE 4—SIGNIFICANT INVESTMENTS
The following table presents investments at fair value as of December 31, 2009 and 2008 that represent five percent or more of the Plan’s net assets available for benefits:

	December 31,
	2009	2008

Dreyfus Premier S&P Stars Opp R	$4,233,947	$3,459,942
Goldman Sachs Large Cap Value Inst	3,252,444	2,274,879
MFS Research Bond Fund — A	*	1,960,862
Oppenheimer International Small Co — A	3,524,376	*
RidgeWorth Growth Allocation Strategy (1)	*	1,836,075
T. Rowe Price Growth Stock	6,347,503	4,215,149
T. Rowe Price Retirement 2030 Fund	3,058,183	1,853,950
SunTrust Retirement 500 Index Fd Class B	3,147,414	2,528,246
SunTrust Retirement Stable Asset Fund	4,480,514	4,481,932
S1 Corporation Common Stock	2,855,567	3,783,523

*	Balance not greater than 5% of Plan’s net assets

(1)	Formerly RidgeWorth Life Vision Growth & Inc I
The S1 Corporation common stock balance includes amounts contributed based on participant elections.
Net appreciation (depreciation) in fair value of investments (including gains and losses on investments bought and sold, as well as held during the period) for the year ended December 31, 2009 is comprised of the following:

Net Appreciation
(Depreciation)

Registered investment funds	$9,795,288
Common/collective trust funds	777,149
S1 Corporation common stock	(661,408)

$9,911,029

NOTE 5—PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.
NOTE 6—TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated March 31, 2008, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

S1 CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE 7—PARTY-IN-INTEREST TRANSACTIONS
The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company.
At December 31, 2009 and 2008, the Plan held 437,970 and 479,534 shares of S1 Corporation common stock with a market value of $2,855,567 and $3,783,523, respectively. All transactions in S1 common stock held within the S1 Common Stock Fund qualify as party-in-interest transactions since S1 Corporation is the Plan sponsor.
The Plan issues loans to participants, which are secured by the balances in the participant’s accounts. These transactions qualify as party-in-interest transactions.
The Plan offers investments in mutual funds and collective trusts from the family of funds of RidgeWorth and SunTrust which are affiliates of SunTrust, the current trustee. These affiliates receive investment management fees related to these mutual funds and collective trusts prior to any fund and/or trust being allocated investment earnings or losses.
NOTE 8—NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS
During the Plan year ended December 31, 2008, employee withholdings in the amount of $4,774 were not remitted within the appropriate time period by the Company. The Company subsequently remitted the 2008 late deposits in 2008. The Company computed the lost earnings and remitted the related lost earnings in June 2009. These transactions constituted prohibited transactions as defined by ERISA. The Company is aware of the occurrences and has taken the appropriate steps to correct the situation, and has further implemented procedures to ensure all future remittances are done within the prescribed time period.
NOTE 9—FORM 5500 RECONCILIATION
Following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 compared to net assets per the Form 5500:

	December 31,
	2009	2008

Net assets available for benefits per financial statements	$49,384,119	$35,833,174
Adjustment from contract value to fair value for common/collective trust fund investment contracts	93,772	5,508

Net assets per the Form 5500	$49,477,891	$35,838,682

S1 CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
Following is a reconciliation of the increase in net assets available for benefits per the financial statements at December 31, 2009 to net income per the Form 5500:

December 31,
2009

Net increase in assets per financial statements	$13,550,945
Adjustment from contract value to fair value for fully benefit-responsive investment contracts:	88,264

Net increase in assets per the Form 5500	$13,639,209

S1 CORPORATION 401(K) SAVINGS PLAN
SCHEDULE H, LINE 4a
DELINQUENT PARTICIPANT CONTRIBUTIONS
PLAN NO. 01
EIN NO. 58-2395199
FOR THE YEAR ENDED DECEMBER 31, 2009

Identity of Party	Relationship to Plan, Employer,
Involved	or Other Party-in-Interest	Description of Transactions	Amount

S1 Corporation	Employer/Plan Sponsor	During the Plan year ended December 31, 2008, employee withholdings were not remitted within the appropriate time period by the Company. The Company subsequently remitted the late deposits in 2008. The Company computed the lost earnings and remitted the related lost earnings for 2008 deposits in June 2009. These transactions constituted prohibited transactions as defined by ERISA.	$4,774

S1 CORPORATION 401(K) SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN NO. 58-2395199
DECEMBER 31, 2009

Identity of Issue, Borrower,	Description of Investment including maturity date,		Current
Lessor, or Similar Party	rate of interest, collateral, par value or maturity value		Value

Registered investment funds
Mutual funds
MFS	Research Bond Fund-A	229,670 shares	$2,305,890
Federated	Total Return Government Bond	38,075 shares	426,436
Dreyfus	Premier S&P Stars Opportunity Fund — R	222,722 shares	4,233,947
Franklin	Small cap Value Adv	18,110 shares	654,860
Goldman Sachs	Large Cap Value Institutional Fund	304,821 shares	3,252,444
	Mid Cap Value Institutional Fund	42,579 shares	1,242,029
Oppenheimer	Developing Market Fund	80,832 shares	2,324,724
	International Small Co — A	179,815 shares	3,524,376
* RidgeWorth Funds	International Equity Index Fund	110,179 shares	1,419,105
	Growth Allocation Strategy	224,772 shares	2,061,159
	Small Cap Growth Stock I	177,456 shares	2,202,224
T. Rowe Price	Growth Stock Fund	230,734 shares	6,347,503
	Retirement 2010 Fund	24,778 shares	345,658
	Retirement 2020 Fund	160,670 shares	2,345,782
	Retirement 2030 Fund	202,261 shares	3,058,183
	Retirement 2040 Fund	142,333 shares	2,156,351
	Retirement Income Fund	33,150 shares	404,762

Money market funds
* RidgeWorth Funds	US Treasury Money Market I	174,074 shares	174,074
	Prime Quality Money Market Fund	29,817 shares	29,817

Common/collective trust funds
* SunTrust	Retirement 500 Index Fd Class B	343,334 shares	3,147,414
	Retirement Stable Asset Fund	105,445 shares	4,480,514

S1 Corporation common stock
* S1 Corporation	Common Stock	437,970 shares	2,855,567

Participant loans
* Various Plan Participants	Participant loans with interest rates
	ranging from 4.25% to 9.25%
	and maturing through 2020		485,072

Total			$49,477,891

*	Indicates party in interest
Cost information is not required for participant directed investments and therefore is not included.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

S1 Corporation 401(k) Savings Plan (Name of Plan)
Date: June 23, 2010	/s/ Paul M. Parrish
Paul M. Parrish
Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)